PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED APRIL 9, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-294802

This prospectus supplement supplements the prospectus dated April 9, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-294802). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2026 (the “Current Report on Form 8-K”). Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Prospectus.

Our Common Stock and Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbols “INFQ” and “INFQ WS,” respectively. On May 13, 2026, the last reported sales price of our Common Stock on NYSE was $13.29 per share, and the last reported sales price for our Public Warrants on NYSE was $6.61 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements to it, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 14, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 8, 2026

INFLEQTION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-42646	86-1946291
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1315 West Century Drive, Suite 150

Louisville, CO 80027

(Address of principal executive offices, including zip code)

(303) 440-1284

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	INFQ	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	INFQ WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 8, 2026, upon the recommendation of the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) of the board of directors (the “Board”) of Infleqtion, Inc. (the “Company”), the Board appointed Nicholas Johnson to serve as a Class III director of the Company, with a term expiring at the Company’s 2029 annual meeting of stockholders, and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

Mr. Johnson, 38, has served as Partner of Archimedes Advisor Group since April 2021, where he leads investments on behalf of the Churchill Capital franchise of publicly traded special purpose acquisition companies. Mr. Johnson has also served as Managing Director of M. Klein & Company, a global strategic advisory firm and affiliate of Archimedes Advisor Group, since April 2022. Previously, Mr. Johnson served as an Executive Director in the Investment Banking Division at Morgan Stanley from June 2014 to May 2021. We believe Mr. Johnson is qualified to serve on our board of directors due to his experience in investing, investment banking and advising public companies on strategic and capital markets matters.

The appointment was made pursuant to Section 8.09 of the Agreement and Plan of Merger and Reorganization (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among Churchill Capital Corp X, AH Merger Sub I, Inc., AH Merger Sub II, LLC and ColdQuanta, Inc. (d/b/a Infleqtion), a copy of which was previously filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 2.1 to the Company’s Current Report on Form 8-K on February 17, 2026. Under Section 8.09 of the Merger Agreement, Churchill Sponsor X LLC was granted the right to designate one Class III director for appointment to the Board, and Mr. Johnson was designated pursuant to that right.

The Board, together with input from the Nominating and Corporate Governance Committee, determined that Mr. Johnson is not independent under the listing standards of the New York Stock Exchange due to his role as Managing Director of M. Klein & Company (the “Advisor”), a party to the Advisory Agreement (as defined below) with the Company. Accordingly, Mr. Johnson has not been appointed to any standing committees of the Board.

Mr. Johnson has entered into an indemnification agreement with the Company, in the same form previously entered into by the Company with its current directors, the form of which was previously filed as Exhibit 10.14 to the Company’s Current Report on Form 8-K filed with the SEC on February 17, 2026.

As previously disclosed, in September 2025, in connection with the execution of the Merger Agreement, the Company and the Advisor entered into that certain advisory agreement (the “Advisory Agreement”). Pursuant to the terms thereof, effective as of the closing of the transactions described in the Merger Agreement (the “Closing”), the Advisor is providing financial advisory, strategy consulting, business development and investor relations advice and assistance to the Company. Under the terms of the Advisory Agreement, the Company will pay the Advisor a fee of $250,000 per quarter for the term of the Advisory Agreement. The Advisory Agreement expires two years from the date of the Closing. During that time, the Advisor will also be entitled to certain fees, including 5% of total underwriting fees for capital markets financings and 3% of gross proceeds in any strategic investment of the Company, in each case, only if the Company, in its discretion, retains the Advisor to act as a financial advisor on such financings or strategic transactions. A copy of the Advisory Agreement was previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 17, 2026.

For so long as the Advisory Agreement is in effect, Mr. Johnson will not be entitled to compensation under the Company’s Non-Employee Director Compensation Policy, a copy of which is filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

No family relationships exist between Mr. Johnson and any of the Company’s other directors or executive officers. Other than the Advisory Agreement and the indemnification agreement, there are no related party transactions, between the Company and Mr. Johnson reportable under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2026	INFLEQTION, INC.

	By:	/s/ Ilan Hart
Ilan Hart
Chief Financial Officer